VIA FACSIMILE AND U.S. MAIL


	February 10, 2006

Rustom Jilla
Chief Financial Officer
Ansell Limited
Level 3, 678 Victoria Street
Richmond, Victoria, 3121 Australia

	RE:	Form 20-F for Fiscal Year Ended June 30, 2004
      File No. 0-15850

Dear Mr. Jilla:

	We have reviewed your letter dated January 26, 2006 and have the following comments. Where indicated, we think you should revise your disclosures in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the phone numbers listed below.

FORM 6-K FILED ON OCTOBER 3, 2005

1. We have read your response to comment one from our letter dated January 11, 2006. The amended partnership agreement dated October 19,
2001 provides you with the right to put your investment in SPT, which
you account for using the equity method of accounting, to your partner, the Goodyear Tire and Rubber Company, at any time during the period from August 13, 2005 to August 12, 2006.  Subsequently
Goodyear
Tire and Rubber Company has a call right from August 13, 2006 to
February 12, 2007.   It remains unclear how you accounted for the
put
and call right, including the accounting literature you relied upon to determine that you did not need to record any amounts related to the put and call right. Please clarify and provide us with a detailed explanation to address what consideration you gave to SFAS 133 in determining the appropriate accounting. Your explanation should refer to the specific paragraphs of SFAS 133 that you considered.


*    *    *    *

		Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

      You may contact Ernest Greene, Staff Accountant, at (202)
551-
3733, or in his absence, Nudrat Salik, at (202) 551-3692, if you have questions regarding comments on the financial statements and related matters.

								Sincerely,



								Rufus Decker
      							Accounting Branch Chief

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Mr. Rustom Jilla
February 10, 2006
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE